Rec'd 3/1/07



SEC[illegible] 07002942 [illegible]ION

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-67192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/5/05 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PARADIGM CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1035 PEARL ST. STE 300
(No. and Street)

BOULDER (City) CO (State) 80302 (Zip Code)

PROCESSED MAR 16 2007 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRIAN REYNOLDS 303 434 4694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MICHAEL COGLIANESE CPA, P.C.
(Name – *if individual, state last, first, middle name*)

123 E. LAKE ST. STE 103 (Address) BLOOMINGDALE (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 1 2007 BRANCH OF REGISTRATIONS AND EXAMINATIONS 04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Reynolds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paradigm Capital Markets LLC, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Managing Member

Title



Notary Public

LAUREL GRAUFF
NOTARY PUBLIC
STATE OF COLORADO

My Commission Expires Dec. 16, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Paradigm Capital Markets, LLC
A Limited Liability Company

CONTENTS


Michael Coglianese CPA, P.C.
Certified Public Accountants

123 E. Lake Street • Suite 103
Bloomingdale, IL 60108
Phone: (630) 351-8942
Fax: (630) 351-8968
Website: www.coglianesecpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Paradigm Capital Markets, LLC

We have audited the accompanying statement of financial condition of Paradigm Capital Markets, LLC (a Limited Liability Company) as of December 31, 2006, and the related statement of income, changes in members' equity and statement of cash flows for the period December 5, 2005 (Inception) through December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Paradigm Capital Markets, LLC at December 31, 2006 and the results of its operations, changes in member's equity and its cash flow for the period December 5, 2005 (Inception) through December 31, 2006 in conformity with generally accepted accounting principles in the United States of America.

Michael Coglianese CPA PC
Bloomingdale, Illinois
February 26, 2007

Paradigm Capital Markets, LLC
A Limited Liability Company

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash at Bank	$ 236,967
Accounts Receivable	5,280
Interest and Dividend Receivables	8,136
Securites, at market value	29,862,077
Securities, available for sale	10,000
Total Assets	**$ 30,122,460**

LIABILITIES AND MEMBERS' EQUITY

Due to Broker	6,284,413
Securities Sold, not yet purchased, at market value	19,741,419
Interest and Dividends Payable	4,691
Total Liabilities	26,030,523
Members' Equity	4,091,937
Total Members' Equity	4,091,937
Total Liabilities and Members' Equity	**$ 30,122,460**

See accompanying notes to financial statements.

Paradigm Capital Markets, LLC
A Limited Liability Company

STATEMENT OF OPERATIONS

For the Period December 5, 2005 (Inception) through December 31, 2006

REVENUE	
Realized Gain/Loss, Marketable Securities	$ (8,239,097)
Unrealized Gain/Loss, Marketable Securities	(292,862)
Execution Income	715,104
Interest and Dividend Income	747,566
Miscellaneous Income	173,065
Total Revenue	(6,896,224)
EXPENSES	
Interest and Dividend Expense	491,257
Miscellaneous Trading Expenses	176,308
Other Expenses	593,584
Total Expenses	1,261,149
Net Income/ (Loss)	**$ (8,157,373)**

See accompanying notes to financial statements.

Paradigm Capital Markets, LLC
A Limited Liability Company

STATEMENT OF MEMBERS' EQUITY

For the Period December 5, 2005 (Inception) through December 31, 2006

Period December 5, 2005 through December 31, 2006

Balance December 5, 2005	**$ 0**
Capital Contributions	14,467,281
Capital Withdrawls	(2,217,971)
Net Income (Loss)	(8,157,373)
Balance December 31, 2006	**$ 4,091,937**

See accompanying notes to financial statements.

PARADIGM CAPITAL MARKETS, LLC

STATEMENT OF CASH FLOWS

For the period December 5, 2005 (Inception) through December 31, 2006

Increase (Decrease) in Cash:

Cash flows from operating activities:	
Net Income (Loss)	$ (8,157,373)
Adjustments to reconcile net income to net cash provided by operating activities	
Changes In:	
Current Assets	(13,416)
Securities, held	(29,872,077)
Current Liabilities	6,289,104
Securities, sold	19,741,419
Net Cash provided by operating activities	$(12,012,343)
Cash flows from financing activities:	
Net contributions to capital	12,249,310
Net Increase in Cash	236,967
Cash at beginning of period	$ -
Cash at end of period	$ 236,967

1. Organization

Paradigm Capital Markets LLC is a limited liability company organized under the laws of the State of Colorado in November 2005. The fiscal year of the Company ends on December 31. The Company owns and operates a Joint Back Office (JBO) to facilitate the trading of equities, futures and their related option contracts. The Company is registered with the National Association of Securities Dealers, Inc.

2. Significant Accounting Policies

Security Transactions

The Company does not clear any customer transactions. Execution referral fees and related charges generated from client securities transactions are recorded on a settlement date basis.

Revenue

The Company's revenue consists of commissions, lending and borrowing among accounts, and proprietary trading.

Income taxes

The Company reports as partnership for income tax purposes. Accordingly, no federal income taxes are provided by the Company as its taxable income (loss) of the Company is includable in the members' individual income tax returns.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-l) which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2006, the Company's net capital was $266,208, which exceeded the requirement by $166,208.

4. Off Balance Sheet Risk and Concentration of Credit Risk

Credit Risk

Credit risk is the amount of loss the Company would incur if the counter party to the transaction fails to perform its agreed upon obligations. The Company conducts all of its futures and foreign currency transactions through FCMs or other counterparties in accounts that are not federally nor otherwise insured. Although the FCMs are subject to various federal and self-regulatory organization rules, bankruptcy or fraud at any of these institutions could significantly impair the operational capabilities and net capital of the Company.

Off Balance Sheet Risk

Futures and currency forward transactions may expose the Company to off-balance sheet risk in the event that adverse market variations on open commodity futures contract, options and foreign currency forward positions result in significant losses or require additional margin deposits. Futures and currency forward trading involved a great deal of leverage whereby a relatively small amount of margin deposits may be utilized to trade contracts with notional values which are many times in excess of such margin deposits. Consequently, futures and forward currency transaction may expose the Company to material off-balance sheet risk in the event that adverse market variations on open positions result in significant losses or require additional margin deposits. As a consequence, the Company may be required to deposit additional cash, marketable securities or other collateral, or liquidate its futures positions with its FCM.

Paradigm Capital Markets, LLC
A Limited Liability Company

NOTES TO THE FINANCIAL STATEMENTS

To the extent that the Company has sold short options on futures contracts or currency forward contracts that it does not currently own, it will be obligated to subsequently purchase such options or otherwise satisfy the obligations through delivery of the underlying financial instruments at a future date. Short positions theoretically have an unlimited risk of loss. The Company could incur substantial losses if the market values of such short positions increase prior to when the Company subsequently closes the positions or otherwise satisfies the obligations through the purchase and delivery of the underlying financial instruments.

The Company seeks to limit the potential for losses through the daily monitoring of the positions or through the closing of positions or the establishment of similar offsetting positions. However, losses may nevertheless occur.

Paradigm Capital Markets, LLC
A Limited Liability Company

SUPPLEMENTAL INFORMATION

Schedule I
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2006

Net Capital:		
Total members' equity qualified for net capital	$	4,091,937
Less: Non-allowable assets	$	(23,416)
Net Capital before haircuts on securities positions	$	4,068,521
Haircuts on securities:		
Other securities	$	(3,802,313)
Net Capital	$	266,208
Net capital requirement	$	100,000
Excess Net Capital	$	166,208

Reconciliation with Company's Net Capital Computation
(included in Part II of Form X-17A-5)
As of December 31, 2006

Net Capital, as reported in Company's Part II of Form X-17-A-5 as of December 31, 2006	$	266,208
Decrease in Members' Equity		-
Decrease in non-allowable assets		-
Net Capital per above computation	$	266,208

Paradigm Capital Markets, LLC
A Limited Liability Company

SUPPLEMENTAL INFORMATION

Schedule II
Computation of Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the
For the Year Ended December 31, 2006

Information for Possession or Control
Requirements Under Rule 15c3-3
For the Year Ended December 31, 2006

Reconciliation between Audited and Unaudited
Statements of Financial Condition

	Debit	Credit
Receivable, non-customer	$ 500	
Members Equity		$ 500

To reclass loan to member, included in equity on unaudited FOCUS report

	Debit	Credit
Securities, at market - Other Securities	$ 6,284,412	
Due to Broker		$ 6,284,412

To reclass cash recorded by broker for a short stock sale


Michael Coglianese CPA, P.C.
Certified Public Accountants

123 E. Lake Street • Suite 103
Bloomingdale, IL 60108
Phone: (630) 351-8942
Fax: (630) 351-8968
Website: www.coglianesecpa.com

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Members
Paradigm Capital Markets, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Paradigm Capital Markets, LLC. (the Company) for the period ended December 31, 2006, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g) (l) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(! 1) and for determining compliance with the exemptive provisions of rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of 1 Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the period ended December 31, 2006, and this report does not affect our report thereon dated February 26, 2007.

The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should run be used by anyone other than these specified parties.



Bloomingdale, IL
February 26, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	..... 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____________ AND ENDING ____________
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of ______________________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

END